Exhibit 10.23

Francesca’s Holdings Corporation

3480 West 12th Street

Houston, Texas 77008

November 12, 2009

Mr. Richard J. Emmett

[Address on file]

RE:	Service as a member of the Board of Directors of Francesca’s Holdings Corporation and subsidiary.

Dear Rich:

On behalf of the shareholders and the Boards of Directors of Francesca’s, I am pleased to inform you of your election to the Boards of Directors of Francesca’s Holdings Corporation, a Delaware corporation and its wholly-owned Texas corporation Francesca’s Collections, Inc. (collectively the “Company”).

As discussed, following are the key terms which we have agreed will govern your service on the Boards:

Compensation and Benefits. The effective date of your election is                     , 2009. You will receive $40,000 per annum (prorated for partial year of service) as compensation for your services, payable on the          day of the end of each calendar/fiscal quarter. Upon your acceptance of the position you will be granted an option to acquire 250 share of common equity of Francesca’s Holdings Corporation in accordance with the terms of its 2007 Stock Incentive Plan (the “Plan”). The vesting period for the option is five years. The option and the underlying common-equity are non-transferable and may only be monetized upon a liquidity event and after the existing shareholders (preferred and common) have received a return of their original investment. You will be required to execute the Option Agreement required under the Plan. You will be reimbursed for all out-of-pocket expenses approved by the Boards in connection with your services. You will be eligible to receive a 50% discount for any purchases of Francesca’s Collections® merchandise.

Duties. You will be required to attend (in person) four (4) meetings of the Boards annually as the same may be scheduled from time to time by the Boards. As one of the Independent directors, you will be required to serve on the Audit Committee, the Compensation Committee, and the Governance Committee; each of the Board of Francesca’s Holdings Corporation. You agree to perform your duties in compliance with the rules established by the Boards for itself and each of the Committees on which you are required to serve, the organic documents of the Company, and applicable law. Your actions taken within the scope of your duties on the Boards and its Committees will be covered by the Company’s Directors and Officers insurance policy.

Mr. Richard J. Emmett

November 12, 2009

Termination. You may resign from the Boards at any time as you may deem appropriate. The shareholders of the Company reserve the right to terminate your services at any time by requisite action of the shareholders.

Confidentiality Agreement. As a director of the Company you are required to execute the Non-Disclosure and Confidentiality Agreement attached to this letter. Please review it and let me know if you have any concerns.

If the above terms accurately describe our mutual understanding, please execute this letter where indicated below and return it to me at your earliest convenience. Upon receipt of the executed letter and confidentiality agreement, I will forward to you a package containing additional information regarding the Company’s business and the operations of the Boards.

We are very excited to have you as a Board member and look forward to working with you. Please do not hesitate to call me if you have any questions.

Sincerely, Francesca’s Holdings Corporation

By:	/s/ John De Meritt
John De Meritt President/CEO

AGREED AND ACCEPTED:

By:	/s/ Richard J. Emmett
Richard J. Emmett

Date:	11/12/09

Attachment